UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

FIRST FOUNDATION INC.
(Name of Registrant as Specified In Its Charter)

DRIVER MANAGEMENT COMPANY LLC DRIVER OPPORTUNITY PARTNERS I LP J. ABBOTT R. COOPER ALLISON BALL
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY PROXY STATEMENT
SUBJECT TO COMPLETION
DATED MAY 12, 2023

DRIVER MANAGEMENT COMPANY LLC

•, 2023

PLEASE VOTE THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY—
BY PHONE, BY INTERNET OR BY SIGNING, DATING AND RETURNING IT IN THE
POSTAGE-PAID ENVELOPE PROVIDED

To Our Fellow Stockholders:

Driver Management Company LLC and the other participants in this solicitation (collectively, “Driver”, “we” or “our”) are the beneficial owners of an aggregate of 354,000 shares of common stock, par value $0.001 per share (the “FFWM Common Stock”), of First Foundation Inc., a Delaware corporation (“FFWM” or the “Company”). Given the [80%] decline in the price of FFWM Common stock from [May 4], 2022 to [May 4], 2023 we believe change in the composition of the Company’s board of directors (the “Board”) is sorely needed. We have nominated one (1) highly-qualified individual for election to the Board who will work to protect the interests of all FFWM stockholders. We are seeking your support at the Company’s 2023 annual meeting of stockholders scheduled to be held on June 27, 2023 at [a.m./p.m.], Central Time, at [•] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

There are currently ten (10) directors serving on the Board, all of whom have terms expiring at the Annual Meeting. We are seeking your support at the Annual Meeting to elect not only our one (1) nominee, but also nine (9) of the Company’s nominees whose election we do not oppose, [•], [•], [•], [•], [•], [•], [•], [•] and [•]. Your vote to elect our nominee will have the legal effect of replacing one incumbent director with our nominee.

We urge you to carefully consider the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today. The attached proxy statement and the enclosed WHITE universal proxy card are first being mailed to stockholders on or about •, 2023.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated WHITE universal proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, who is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ J. Abbott R. Cooper

J. Abbott R. Cooper
Driver Management Company LLC

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Driver’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 12, 2023

2023 ANNUAL MEETING OF STOCKHOLDERS
OF
FIRST FOUNDATION INC.
_________________________

PROXY STATEMENT
OF
DRIVER MANAGEMENT COMPANY LLC

•, 2023
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY

Driver Management Company LLC, a Delaware limited liability company, (“Driver Management”) and the other participants in this solicitation (collectively, “Driver”, “we” or “our”) are the beneficial owners of an aggregate of 354,000 shares of common stock, par value $0.001 per share (the “FFWM Common Stock”), of First Foundation Inc., a Delaware corporation (“FFWM” or the “Company”). We have nominated one (1) highly-qualified director candidate to the Company’s board of directors (the “Board”) who we believe will, if elected and among other things, work to (i) overhaul inadequate risk management policies and practices that Driver believes contributed to the [84]% decline in the price of FFWM Common Stock from [May 4], 2022 to [May 4], 2023, (ii) strengthen the Board’s oversight of FFWM’s management team in order to prevent occurrences like the departures of FFWM’s president, chief financial officer and chief operating officer in rapid succession during a less than four week period, and (iii) institute a comprehensive review of FFWM’s business strategy in light of rapidly changing economic, financial and monetary conditions. We are seeking your support at the Company’s 2023 annual meeting of stockholders scheduled to be held on June 27, 2023 at [a.m./p.m.], Central Time at • (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect Driver’s one (1) director nominee, Allison Ball (the “Driver Nominee”) to serve as a director until the Company’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”) or until her successor is elected and qualified (“Proposal 1”);
2.	To ratify the appointment of Eide Bailly LLP (“Eide Bailly”) as the Company’s independent registered public accounting firm for fiscal year 2023 (“Proposal 2”);
3.	To vote on a resolution to approve, by non-binding advisory vote, the compensation of the Company’s named executive officers for the year ended December 31, 2022 (“Proposal 3”); and

4.	To transact such other business as may properly come before the Annual Meeting or any adjournment(s) thereof.

This Proxy Statement and the enclosed WHITE universal proxy card are first being mailed to stockholders on or about •, 2023.

There are currently ten (10) directors serving on the Board, all of whom have terms expiring at the Annual Meeting. Through the attached Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect not only the one Driver Nominee, but also nine (9) of the Company’s nominees whose election we do not oppose, [•], [•], [•], [•], [•], [•], [•], [•] and [•] (the “Unopposed Company Nominees”). Driver and FFWM will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to ten nominees on Driver’s enclosed WHITE universal proxy card. There is no need to use the Company’s blue universal proxy card or voting instruction form, regardless of how you wish to vote.

Your vote to elect the Driver Nominee will have the legal effect of replacing one (1) incumbent director. If elected, the Driver Nominee, subject to her fiduciary duties as a director, will seek to work with the other members of the Board to increase stockholder value through (i) more efficient and stockholder friendly capital allocation, (ii) better alignment of the interests of the Board and the Company’s management, on the one hand, and stockholders, on the other hand, and (iii) increased focus on total stockholder return. However, the Driver Nominee will constitute a minority on the Board and there can be no guarantee that she will be able to implement the actions that she believes are necessary to accomplish those objectives. There is no assurance that any of the Company’s nominees will serve as directors if the Driver Nominee is elected. The names, background and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

Stockholders are permitted to vote for less than ten (10) nominees or for any combination (up to ten (10) total) of the Driver Nominee and the Company’s nominees on the WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of the Unopposed Company Nominees, who we believe are sufficiently qualified to serve as directors, to help achieve a Board composition that we believe is in the best interest of all stockholders. We believe the best opportunity for the Driver Nominee to be elected is by voting on the WHITE universal proxy card. Driver therefore urges stockholders using our WHITE universal proxy card to vote “FOR” the Driver Nominee and “FOR” the Unopposed Company Nominees. IMPORTANTLY, IF YOU MARK MORE THAN TEN (10) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

Driver Management, Driver Opportunity Partners I LP, a Delaware limited partnership (“Driver Opportunity”), J. Abbott R. Cooper and Allison Ball are members of a group (the “Group”) formed in connection with this proxy solicitation and are deemed participants in this proxy solicitation.

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As of the date hereof, the participants in this solicitation collectively own 354,000 shares of FFWM Common Stock (the “Driver Group Shares”). We intend to vote such shares FOR the election of the Driver Nominee and the Unopposed Company Nominees, FOR Proposal 2 and [•] Proposal 3.

The Company has set the close of business on May 4, 2023 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 200 Crescent Court, Suite 1400, Dallas, Texas 75201. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s proxy statement, as of the Record Date, there were [•] shares of FFWM Common Stock outstanding.

We urge you to carefully consider the information contained in the Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today.

THIS SOLICITATION IS BEING MADE BY DRIVER AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. DRIVER IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH DRIVER IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

DRIVER URGES YOU TO VOTE “FOR” THE DRIVER NOMINEE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY. PLEASE SIGN, DATE AND RETURN THE WHITE UNIVERSAL PROXY CARD VOTING “FOR” THE ELECTION OF THE DRIVER NOMINEE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our WHITE universal proxy card are available at
•

______________________________

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IMPORTANT

Your vote is important, no matter how many shares of FFWM Common Stock you own. Driver urges you to sign, date, and return the enclosed WHITE universal proxy card today to vote FOR the election of the Driver Nominee and in accordance with Driver’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of FFWM Common Stock are registered in your own name, please sign and date the enclosed WHITE universal proxy card and return it to Driver c/o Saratoga Proxy Consulting LLC (“Saratoga”) in the enclosed envelope today.
•	If your shares of FFWM Common Stock are held in a brokerage account, you are considered the beneficial owner of the shares of FFWM Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker. As a beneficial owner, if you wish to vote, you must instruct your broker how to vote. Your broker cannot vote your shares of FFWM Common Stock on your behalf without your instructions.
•	Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

As Driver is using a “universal” proxy card containing the Driver Nominee as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. Driver strongly urges you NOT to sign or return any blue proxy cards or voting instruction forms that you may receive from FFWM. Even if you return the blue management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.

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If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Driver’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

5

REASONS FOR THE SOLICITATION

Driver is making the solicitation because it believes that the Board as currently constituted failed to implement an adequate framework for assessing and managing what Driver believes were obvious risks—risks that were exacerbated by what Driver believes is an excessive concentration of multifamily loans—and that failure is responsible in large part for a [84]% decline in the price of FFWM Common Stock from [May 4], 2022 to [May 4], 2023. Driver also believes that the Board as currently constituted has failed to adequately oversee FFWM’s management, leading to significant turnover in FFWM’s leadership team just as the adverse effects of the risks the Board failed to prepare for were impacting FFWM’s financial condition and results of operations.

Driver believes that change in the composition of the Board is needed to preserve and increase value for all FFWM stockholders and has nominated one (1) highly-qualified woman who, if elected, will work to (i) overhaul inadequate risk management policies and practices, (ii) strengthen the Board’s oversight of FFWM’s management team in order to prevent occurrences like the departures of FFWM’s president, chief financial officer and chief operating officer in rapid succession during a less than four week period, and (iii) institute a comprehensive review of FFWM’s business strategy in light of rapidly changing economic, financial and monetary conditions.

The following table sets forth a comparison of the one-, three- and five-year total return for FFWM Common Stock compared to that of the S&P United States BMI Banks Index (the “S&P Banks Index”) and the S&P United States Small Cap Banks Index (the “Small Cap Banks Index”):1

	Total Return[2]
	One Year	Three Years	Five Years
FFWM	-78.75%	-60.36%	-73.05%
S&P Banks Index	-19.41%	34.42%	-4.69%
Small Cap Banks Index	-29.72%	26.52%	-19.57%

Driver believes that FFWM’s performance, as measured by one-, three- and five-year total return, relative to the S&P Banks Index and the Small Cap Banks Index, speaks for itself and is clear evidence of a need for change in the composition of the Board.

1All data per S&P Capital IQ unless otherwise noted.

2Periods ended May 8, 2023.

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PROPOSAL 1

ELECTION OF DIRECTORS

The Board is currently comprised of ten (10) directors, all of whom have terms expiring at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our one (1) Driver Nominee, Allison Ball, who is independent of the Company, for a term ending at the 2024 Annual Meeting. Your vote to elect the Driver Nominee will have the legal effect of replacing one incumbent director of the Company with the Driver Nominee. If elected, the Driver Nominee will represent a minority of the members of the Board, and therefore it is not guaranteed that she will be able to implement any actions that she may believe are necessary to enhance stockholder value. However, we believe the election of the Driver Nominee is an important step in the right direction for enhancing long-term value at the Company. There is no assurance that any incumbent director will serve as a director if our Driver Nominee is elected to the Board. You should refer to the Company’s proxy statement for the names, background, qualifications and other information concerning the Company’s nominees.

This Proxy Statement is soliciting proxies to elect not only the one Driver Nominee, but also the Unopposed Company Nominees. We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and intend to solicit the holders of FFWM Common Stock representing at least 67% of the voting power of FFWM Common Stock entitled to vote on the election of directors in support of a director nominee other than the Company’s nominees.

THE DRIVER NOMINEE

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, or offices for the past five (5) years of the Driver Nominee. The specific experience, qualifications, attributes and skills that led us to conclude that the Driver Nominee should serve as a director of the Company are set forth below. This information has been furnished to us by the Driver Nominee. The Driver Nominee is a citizen of the United States of America.

Allison Ball, age 40, is an Investment Partner for Hanover Technology Investment Management, an early stage technology investment management firm, since July 2020, and a Partner at Accelerated Advisory, LLC, a business advisor to visionary organizations, since May 2020. Previously, Ms. Ball was a Co-Founder and Board Member for Assembly, a post-COVID technology company in the hospitality space, from April 2020 to November 2021; Vice President of Product for VSCO, a photography mobile app, from April 2018 to April 2020; and in multiple positions for Meta Platforms, Inc. (NASDAQ: META) (f/k/a Facebook, Inc. (NASDAQ: FB) (“Facebook”)), a multinational technology conglomerate, including as Product Leader from 2016 to April 2018, Public Figure Product Lead, Media Product Management from 2013 to 2015, Strategic Partner Manager, Media Partnerships from 2012 to 2013 and Manager and Global Authenticity Lead, Community Operations from 2011 to 2012. Additionally, Ms. Ball served as Chief Operating Officer of Driver, a genomics-driven cancer therapeutics start-up focused on Stage IV lung cancer, from 2015 to 2016. She began her career as an Investment Banking Analyst for The Goldman Sachs Group, Inc. (NYSE: GS), a leading global investment banking, securities and investment management firm, from 2004 to 2005. Ms. Ball also advises and coaches start-up CEOs and technology leaders on leadership, product development and growth strategy. Ms. Ball serves on the board of directors of the Lincoln Network, a non-profit public policy think tank, since January 2021. Ms. Ball received her A.B. in English Language and Literature from Princeton University.

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Driver believes that Ms. Ball’s extensive experience building and leading high-performing teams will make her a valuable addition to the Board.

The principal business address of Ms. Ball is 3242 Bryn Mawr Drive, Dallas, Texas 75225.

As of the date hereof, Ms. Ball does not own beneficially or of record any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years.

Driver Opportunity has signed a letter agreement (the “Indemnification Agreement”) with the Driver Nominee pursuant to which it and its affiliates have agreed to indemnify such Driver Nominee against certain claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against such Driver Nominee in her capacity as a director of the Company, if so elected.

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The Driver Nominee has granted Mr. Cooper a power of attorney to execute certain filings with the Securities and Exchange Commission (the “SEC”) and other documents in connection with the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions.

On December 30, 2022, Driver and the Driver Nominee entered into a Group Agreement in connection with the Annual Meeting, pursuant to which, among other things, the parties agreed (a) to solicit proxies for the election of the Driver Nominee at the Annual Meeting, (b) the Driver Nominee would not enter into any transactions in the securities of the Company without the prior written consent of Driver and (c) that Driver would bear all expenses incurred in connection with the participants’ activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations.

Other than as stated herein, there are no arrangements or understandings among the members of Driver or any other person or persons pursuant to which the nomination of the Driver Nominee described herein is to be made, other than the consent by the Driver Nominee to be named as a nominee of Driver Opportunity in any proxy statement relating to the Annual Meeting and serving as a director of the Company if elected as such at the Annual Meeting. Other than as stated herein, the Driver Nominee is not a party adverse to the Company or any of its subsidiaries nor does the Driver Nominee have a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

We believe that the Driver Nominee presently is, and if elected as a director of the Company, the Driver Nominee would qualify as, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including NASDAQ Listing Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, we acknowledge that no director of a NASDAQ listed company qualifies as “independent” under the NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, we acknowledge that if the Driver Nominee is elected, the determination of the Driver Nominee’s independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board. The Driver Nominee is not a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, the Driver Nominee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) the Driver Nominee does not directly or indirectly beneficially own any securities of the Company; (iii) the Driver Nominee does not own any securities of the Company which are owned of record but not beneficially; (iv) the Driver Nominee has not purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by the Driver Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) the Driver Nominee is not, or within the past year was not, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of the Driver Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) the Driver Nominee does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) the Driver Nominee or any of her associates or immediate family members was not a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) the Driver Nominee or any of her associates does not have any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) the Driver Nominee does not have a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) the Driver Nominee does not hold any positions or offices with the Company; (xiii) the Driver Nominee does not have a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which the Driver Nominee has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which the Driver Nominee or any of her associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to the Driver Nominee, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act (“Regular S-K”) occurred during the past 10 years.

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Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), there are no other direct or indirect material interests in any material contracts or agreements between or among Driver Opportunity, on the one hand, and the Driver Nominee or her associates or immediate family members or any other participants in such solicitation, on the other hand, including, any transactions that would be required to be disclosed pursuant to Item 404 under Regulation S-K if Driver Opportunity were the “registrant” for purposes of such rule and the Driver Nominee was a director or executive officer of such registrant.

The Driver Nominee or any of her associates has not received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

We do not expect that the Driver Nominee will be unable to stand for election, but, in the event the Driver Nominee is unable to serve or for good cause will not serve, the shares of FFWM Common Stock represented by the enclosed WHITE universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Driver Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the shares of FFWM Common Stock represented by the enclosed WHITE universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

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The Company nominees Driver does not oppose and believes are sufficiently qualified to serve as directors with the Driver Nominee are the Unopposed Company Nominees. Certain information about the Unopposed Company Nominees are set forth in the Company’s proxy statement. Driver is not responsible for the accuracy of any information provided by or relating to FFWM or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, FFWM or any other statements that FFWM or its representatives have made or may otherwise make.

Stockholders are permitted to vote for less than ten (10) nominees or for any combination (up to ten (10) total) of the Driver Nominee and the Company’s nominees on the WHITE universal proxy card. IMPORTANTLY, IF YOU MARK MORE THAN TEN (10) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE DRIVER NOMINEE ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD.

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PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board (the “Audit Committee”) has selected Eide Bailly as its independent registered public accounting firm for the fiscal year ending December 31, 2023, and the Audit Committee is requesting that stockholders ratify such selection. Additional information regarding this proposal is contained in the Company’s proxy statement.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL 3

ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is providing stockholders with the opportunity to approve, at the Annual Meeting, an advisory resolution with respect to the compensation paid to its named executive officers for 2022. Accordingly, the Company is asking stockholders to approve the following advisory resolution at the Annual Meeting:

“RESOLVED, that the Company’s stockholders approve, on an advisory basis, the compensation paid in 2022 to the Company’s named executive officers, as described in the “Compensation Discussion and Analysis” section of this Proxy Statement, the Summary Compensation Table and the other compensation-related tables, and the notes and narrative in the Proxy Statement for the Company’s 2023 Annual Meeting of Stockholders.”

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “ [•]” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Each of the shares of FFWM Common Stock outstanding at the close of business on the Record Date is entitled to one vote on each of the matters to be voted on at the Annual Meeting. Stockholders who sell their shares of FFWM Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, Driver believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the FFWM Common Stock.

Shares of FFWM Common Stock represented by properly executed WHITE universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Driver Nominee and the Unopposed Company Nominees to the Board, FOR Proposal 2, and [•] Proposal 3, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

Driver and FFWM will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to ten nominees on Driver’s enclosed WHITE universal proxy card. There is no need to use the Company’s blue universal proxy card or voting instruction form, regardless of how you wish to vote.

The Board is currently composed of ten (10) directors, each with terms expiring at the Annual Meeting. We anticipate that the Board will nominate ten (10) candidates for election at the Annual Meeting. Through this Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect not only the one (1) Driver Nominee, but also nine (9) of the Company’s nominees whose election we do not oppose, the Unopposed Company Nominees.

Stockholders are permitted to vote for less than ten (10) nominees or for any combination (up to ten (10) total) of the Driver Nominee and the Company’s nominees on the WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of the Unopposed Company Nominees, who we believe are sufficiently qualified to serve as directors to help achieve a Board composition that we believe is in the best interest of all stockholders. We believe the best opportunity for the Driver Nominee to be elected is by voting on the WHITE universal proxy card. Driver therefore urges stockholders using our WHITE universal proxy card to vote “FOR” the Driver Nominee and “FOR” the Unopposed Company Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN TEN (10) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

14

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of FFWM Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. The presence, in person or by proxy, of the holders of a majority of all of the shares entitled to vote at the Annual Meeting shall constitute a quorum. Abstentions are not counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.

If you hold your shares in street name and do not provide voting instructions to your broker, bank or other nominee on how to vote, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

VOTES REQUIRED FOR APPROVAL

Proposal 1: Election of Directors – According to the information contained in the Company’s proxy statement, if the number of director nominees exceeds the number of director nominees to be elected as of the Record Date for the Annual Meeting, election of directors at the Annual Meeting will be a contested election. As a result of our nomination of the Driver Nominee, the number of director nominees exceeds the number of director nominees to be elected at the Annual Meeting. Accordingly, the election of directors at the Annual Meeting will be a contested election. In a contested election of director nominees, the director nominees will be elected by vote of a plurality of the shares, present in person or by proxy and entitled to vote on the election of directors, so the ten (10) director nominees receiving the greatest numbers of votes “for” will be elected as directors. Broker non-votes and withhold votes will have no effect on the outcome of this proposal. If you vote “FOR” less than ten (10) nominees in Proposal 1, your shares will only be voted “FOR” those nominees you have so marked. If you vote “FOR” more than ten (10) nominees, all of your votes on Proposal 1 will be invalid and will not be counted.

Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm – According to the information contained in the Company’s proxy statement, the affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve this proposal. Abstentions will have the same effect as an “against” vote. Broker non-votes will have no effect on the outcome of this vote.

Proposal 3: Advisory Vote on the Compensation of the Company’s Named Executive Officers – According to the information contained in the Company’s proxy statement, the affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve this proposal. Abstentions will have the same effect as an “against” votes. Broker non-votes will have no effect on the outcome of this vote.

15

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by delivering a written notice of revocation or by signing and delivering a subsequently dated proxy which is properly completed. The revocation may be delivered either to Driver in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 200 Crescent Court, Suite 1400, Dallas, Texas 75201, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, Driver requests that either the original or photostatic copies of all revocations be mailed to Driver in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of all of the shares entitled to vote at the Annual Meeting. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Driver Nominee.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE DRIVER NOMINEE, PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

16

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Driver. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements. Solicitations may be made by certain of the respective directors, officers, members and employees of Driver, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Driver Nominee may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees.

Members of Driver have entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $•, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Driver has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of FFWM Common Stock they hold of record. Driver will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately • persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Driver. Costs of this solicitation of proxies are currently estimated to be approximately $• (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Driver estimates that through the date hereof its expenses in connection with this solicitation are approximately $•. To the extent legally permissible, if Driver is successful in its proxy solicitation, Driver intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. Driver does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in the solicitation are anticipated to be Driver Management, Driver Opportunity, Mr. Cooper and the Driver Nominee (each, a “Participant” and collectively, the “Participants”).

The principal business address of each of Driver Management, Driver Opportunity and Mr. Cooper is 1903 San Pedro Avenue, Suite 102, San Antonio, Texas 78212.

The principal business of Driver Opportunity is investing in securities. The principal business of Driver Management is serving as the general partner of Driver Opportunity and managing certain other investments on behalf of separately managed accounts (the “SMAs”) and other investment vehicles. The principal occupation of Mr. Cooper is serving as the managing member of Driver Management.

17

As of the date hereof, Driver Opportunity directly beneficially owns 133,000 shares of FFWM Common Stock. As of the date hereof, 221,000 shares of FFWM Common Stock were held in the SMAs. Driver Management, as the general partner of Driver Opportunity and investment manager to the SMAs, may be deemed to beneficially own the (i) 133,000 shares of FFWM Common Stock owned by Driver Opportunity and (ii) 221,000 shares of FFWM Common Stock held in the SMAs. Mr. Cooper, as the managing member of Driver Management, may be deemed to beneficially own the (i) 133,000 shares of FFWM Common Stock owned by Driver Opportunity and (ii) 221,000 shares of FFWM Common Stock held in the SMAs.

The shares of FFWM Common Stock purchased by Driver Opportunity and the SMAs were purchased with working capital in open market purchases.

Driver Opportunity has shared voting and dispositive power with respect to the shares of FFWM Common Stock it directly beneficially owns. As the general partner of Driver Opportunity, Driver Management has shared voting power and dispositive power with respect to the shares of FFWM Common Stock beneficially owned by Driver Opportunity. As the investment manager to the SMAs, Driver Management has sole voting and dispositive power with respect to the shares of FFWM Common Stock held in the SMAs. As the managing member of Driver Management, Mr. Cooper has shared voting power and dispositive power with respect to the shares of FFWM Common Stock beneficially owned by Driver Opportunity.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to the Driver Nominee, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

18

OTHER MATTERS AND ADDITIONAL INFORMATION

Driver is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Driver is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you contact our proxy solicitor, Saratoga, at the following address or phone number: 520 8th Avenue, 14th Floor, New York, New York 10018 or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address or phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of Driver.

This Proxy Statement is dated May [ ], 2023. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

STOCKHOLDER PROPOSALS

Under Rule 14a-8 promulgated by the SEC under the Exchange Act, any stockholder desiring to submit a proposal for inclusion the Company’s proxy materials for the 2024 Annual Meeting must provide the Company with a written copy of that proposal, addressed to the principal executive office of the Company, at 200 Crescent Court, Suite 1400, Dallas, Texas 75201, on or before •, which is 120 days prior to the anniversary of the date of the Company’s proxy statement for the 2023 annual meeting was first released to stockholders. However, if the date of the 2024 Annual Meeting changes by more than thirty days from the date of the Annual Meeting, then the deadline would be a reasonable time before the Company begins to print and mail its proxy materials for the 2024 Annual Meeting. Matters pertaining to such proposals, including the number and length thereof, eligibility of persons entitled to have such proposals included and other aspects are governed by the Exchange Act, and the rules of the SEC thereunder and other laws and regulations to which interested stockholders should refer.

19

In accordance with the advance notice requirements contained in Article II, Section 2.2 of the Bylaws, a stockholder who proposes to bring business before, or make nominations of persons for election to the Board at the 2024 Annual Meeting, but who does not desire to have the proposal included in the proxy materials the Company distributes, must deliver written notice to the Company’s secretary not earlier than • and not later than •. Notwithstanding the foregoing, in the event that the Company changes the date of the 2024 Annual Meeting to a date that is more than thirty days before or after the anniversary of the Annual Meeting, written notice by a stockholder must be delivered not earlier than the close of business on the one hundred twentieth day prior to the Annual Meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the day on which the public announcement of the date of such annual meeting is first made by the Company. A stockholder’s written notice must include certain information concerning the stockholder and each nominee or proposal, as specified in Article II, Section 2.2 of the Bylaws, and otherwise comply with the requirements of that Section.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

DRIVER MANAGEMENT COMPANY LLC

•, 2023

20

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY

DURING THE PAST TWO YEARS

Nature of Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

DRIVER OPPORTUNITY PARTNERS I LP

Purchase of FFWM Common Stock	1,000	12/01/2022
Purchase of FFWM Common Stock	40,000	12/13/2022
Purchase of FFWM Common Stock	35,000	12/16/2022
Purchase of FFWM Common Stock	20,000	01/12/2023
Purchase of FFWM Common Stock	10,000	02/16/2023
Purchase of FFWM Common Stock	12,000	03/24/2023
Purchase of FFWM Common Stock	15,000	03/27/2023

DRIVER MANAGEMENT COMPANY LLC

(Through Separately Managed Accounts)

Purchase of FFWM Common Stock	27,043	12/01/2022
Purchase of FFWM Common Stock	32,957	12/02/2022
Purchase of FFWM Common Stock	14,955	12/06/2022
Purchase of FFWM Common Stock	8,446	12/07/2022
Purchase of FFWM Common Stock	93,099	12/08/2022
Purchase of FFWM Common Stock	32,000	12/15/2022
Purchase of FFWM Common Stock	4,500	12/19/2022
Purchase of FFWM Common Stock	8,000	12/28/2022

I-1

SCHEDULE II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table is reprinted from the Company’s preliminary proxy statement filed with the Securities and Exchange Commission on May 1, 2023.

Set forth below is information regarding the beneficial ownership, as of April 25, 2023, of the Company’s common stock by (i) each person who we knew owned, beneficially, more than 5% of the Company’s outstanding shares, (ii) each of the Company’s current directors and each nominee standing for election to the Board at the Annual Meeting, (iii) each of the executive officers of the Company who are named in the Summary Compensation Table below, and (iv) all of the directors and executive officers as a group. As of April 25, 2023, a total of 56,424,276 shares of our common stock were issued and outstanding.

	As of April 25, 2023(1)
Name and Title	Number of Shares Beneficially Owned		Percent of Class
FMR LLC	5,069,221	(2)	9.0%
BlackRock Inc.	4,457,965	(3)	7.9%
GMT Capital Corp.	3,368,494	(4)	6.0%
Ulrich E. Keller, Jr., Executive Chairman of FFI and FFA	2,222,181	(5)	3.9%
Scott F. Kavanaugh, Chief Executive Officer of FFI and FFB, Vice Chairman of FFI, President and Chairman of FFB	1,386,285	(6)	2.5%
Max A. Briggs, Director	50,582	(7)	*
John A. Hakopian, Director and President of FFA	656,366		1.2%
David G. Lake, Director	148,584		*
Elizabeth A. Pagliarini, Director	19,768	(8)	*
Mitchell M. Rosenberg, Director	61,329		*
Diane M. Rubin, CPA. Director	14,111		*
Jacob P. Sonenshine, Director	82,161		*
Gabriel V. Vazquez, Director(9)	—		*
Amy Djou, Interim Chief Financial Officer of FFI and FFB, Executive Vice President and Chief Accounting Officer of FFB	333		*
Christopher Naghibi, Executive Vice President and Chief Operating Officer of FFB	6,413		*
David S. DePillo, Former President(10)	—		*
Kevin L. Thompson, Former CFO(10)	3,000		*
Lindsay Lawrence, Former COO of FFB(10)	36,901		*
All Directors and executive officers as a Group (13 persons)	4,659,708		8.26%

II-1

__________________

*	Less than 1%

(1)	This table is based upon information supplied to us by our officers, directors and principal stockholders. Except as otherwise noted, we believe that each of the stockholders named in the table has sole voting and investment power with respect to all shares of common stock shown as to which he or she is shown to be the beneficial owner, subject to applicable community property laws. The percentage ownership interest of each individual or group is based upon the total number of shares of the Company’s common stock outstanding plus the shares which the respective individual or group has the right to acquire within 60 days after April 25, 2023 through the exercise of stock options or pursuant to any contract or any other arrangement.

(2)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G/A, filed with the SEC by FMR LLC as of February 9, 2023. FMR LLC’s address is 245 Summer Street, Boston, MA, 02210.

(3)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G/A, filed with the SEC by BlackRock Inc. as of February 7, 2023. BlackRock Inc.’s address is 55 East 52nd Street New York, NY 10055.

(4)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed with the SEC by GMT Capital Corp., Bay Resource Partners, L.P., Bay II Resource Partners, L.P., Bay Resource Partners Offshore Master Fund, L.P., and Thomas E. Claugus, as of January 19, 2023. GMT Capital Corp.’s address is 2300 Windy Ridge Parkway, Ste. 550 South, Atlanta, GA 30339.

(5)	Includes 693,000 shares held in a family trust over which Mr. Keller shares voting and investment power. Also includes 245,000 shares beneficially owned by Mr. Keller’s spouse, as to which he disclaims beneficial ownership.

(6)	Includes 1,298,494 shares pledged as collateral to secure personal indebtedness of Mr. Kavanaugh. For additional information on the Company’s policies regarding the pledging of shares, see “Corporate Governance Principles and Policies.”

(7)	Includes 6,000 shares beneficially owned by Mr. Briggs’ spouse, as to which he disclaims beneficial ownership.

(8)	Includes 12,595.47 shares held in a family trust and 7,173.04 shares held in a defined benefit plan, over which Ms. Pagliarini shares voting and investment power.

(9)	Mr. Vazquez joined the Board on April 25, 2023.

(10)	Messrs. DePillo and Thompson and Ms. Lawrence resigned in 2022.

II-2

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of FFWM Common Stock you own, please give us your proxy FOR the election of the Driver Nominee and in accordance with our recommendations on the other proposals on the agenda for the Annual Meeting by SIGNING, DATING AND MAILING the enclosed WHITE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of FFWM Common Stock are held in the name of a broker, only it can vote such shares of FFWM Common Stock and only upon receipt of your specific instructions. Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the phone number or address set forth below.

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Driver’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

WHITE UNIVERSAL PROXY CARD

PRELIMINARY PROXY STATEMENT SUBJECT TO COMPLETION
DATED MAY 12, 2023

FIRST FOUNDATION INC.

2023 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF DRIVER MANAGEMENT COMPANY LLC AND THE OTHER PARTICIPANTS NAMED IN THIS PROXY SOLICITATION (COLLECTIVELY, “DRIVER”)

THE BOARD OF DIRECTORS OF FIRST FOUNDATION INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints J. Abbott R. Cooper and John Ferguson, and each of them, as attorneys and agents with full power of substitution to vote all shares of common stock (the “FFWM Common Stock”) of First Foundation Inc., a Delaware corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2023 annual meeting of stockholders of the Company scheduled to be held on June 27, 2023, at [•] [a.m./p.m.], Central Time, at [•] (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of FFWM Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Driver a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “for” THE ONE (1) DRIVER NOMINEE AND “for” NINE (9) COMPANY NOMINEES UNOPPOSED BY DRIVER IN PROPOSAL 1, “FOR” PROPOSAL 2 AND “[•]” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Driver’s solicitation of proxies for the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our WHITE universal proxy card are available at
•

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE UNIVERSAL PROXY CARD

[X] Please mark vote as in this example

DRIVER STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “for” THE DRIVER NOMINEE AND “for” THE NINE COMPANY NOMINEES UNOPPOSED BY DRIVER, AND NOT TO VOTE “FOR” THE REMAINING ONE COMPANY NOMINEE LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES “FOR” UP TO TEN NOMINEES IN TOTAL. YOU ARE PERMITTED TO VOTE FOR LESS THAN TEN NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN TEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN TEN “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

1.	Election of ten (10) directors to serve until the Company’s 2024 annual meeting of stockholders and until their successors have been duly elected and qualified.
DRIVER NOMINEE	FOR	WITHHOLD
a) Allison Ball	☐	☐

COMPANY NOMINEES UNOPPOSED BY DRIVER	FOR	WITHHOLD
a) [•]	☐	☐
b) [•]	☐	☐
c) [•]	☐	☐
d) [•]	☐	☐
e) [•]	☐	☐
f) [•]	☐	☐
g) [•]	☐	☐
h) [•]	☐	☐
i) [•]	☐	☐

COMPANY NOMINEE OPPOSED BY DRIVER	FOR	WITHHOLD
a) [•]	☐	☐

WHITE UNIVERSAL PROXY CARD

DRIVER MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2.

2.	The Company’s proposal to ratify the appointment of Eide Bailly LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DRIVER MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

3.	The Company’s proposal to approve, by non-binding advisory vote, the compensation of the Company’s named executive officers for the year ended December 31, 2022.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.